June 9, 2015

VIA EDGAR, EMAIL AND FEDEX

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	Nicholas P. Panos, Senior Special Counsel, Office of Mergers and Acquisitions

Johnny Gharib, Attorney-Advisor, Division of Corporation Finance

Re:	Alexion Pharmaceuticals, Inc.

Registration Statement filed on Form S-4

File No. 333-204426

Schedule TO-T

File No. 5-52299

Filed: May 22, 2015

Dear Mr. Panos and Mr. Gharib:

On behalf of our client, Alexion Pharmaceuticals, Inc. (“Alexion”), we are providing Alexion’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to the letter dated June 2, 2015 with respect to the above-captioned Registration Statement on Form S-4 filed by Alexion on May 22, 2015 (as amended, the “Registration Statement”) and Schedule TO-T filed by Alexion on May 22, 2015 (as amended, the “Schedule TO”).

Messrs. Panos and Gharib

U.S. Securities and Exchange Commission

June 9, 2015

Concurrently with this letter, Alexion is filing via the EDGAR system an amendment to the Registration Statement (“Amendment No. 2 to the Registration Statement”) and to the Schedule TO (“Amendment No. 2 to the Schedule TO”). Courtesy packets containing a copy of this letter and marked copies of Amendment No. 2 to the Registration Statement (showing changes to the Registration Statement filed on May 22, 2015) and of Amendment No. 2 to the Schedule TO (showing changes to the Schedule TO filed on May 22, 2015) are being emailed to the Staff and also sent via Federal Express. Each of the responses referenced in Alexion’s responses below corresponds to the page numbers in those courtesy marked copies.

Set forth below in bold are comments from the Staff’s letter. Immediately below each of the Staff’s comments is Alexion’s response to that comment. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s letter and includes the captions used in the comment letter.

Form S-4

Cover Page of Prospectus

1.	We note the legend states “[t]he information in this prospectus is not complete and may be changed.” We also recognize that a preliminary prospectus used to commence an exchange offer early under Rule 162 must include the "red herring" legend required by Item 501(b)(10) of Regulation S-K. The sample legend provided in Item 501(b)(10)(iv) that indicates information in the prospectus is "not complete and may be changed," however, should be appropriately tailored to explain that the instant prospectus may simply be amended. The legend should not state that the prospectus is not complete. Please refer to our publicly-available Telephone Interpretation Manual Supplement dated July 2001, Section I.E.2, for an example of a legend that may be used when an exchange offer is commenced early in reliance upon Rule 162.

Response: The legend on the cover page of the prospectus/offer to exchange forming part of the Registration Statement has been revised in response to the Staff’s comment.

Withdrawal Rights, page 111

2.	We noticed the disclosure that indicated the “Offeror will decide all questions as to the form and validity (including time of receipt) of any notice of withdrawal in its sole discretion, and its decision will be final and binding.” Revise to state that security holders may challenge the registrant’s determinations in a court of competent jurisdiction. Please make conforming changes to the discussion on page 113 regarding “Validity and Eligibility” and anywhere else in the prospectus where similar disclosure appears.

Response: The disclosure on pages 112, 114 and 115 of the Registration Statement, and in the Letter of Transmittal, have been revised in response to the Staff’s comment.

Schedule TO-T

Item 3. Identity and Background of Filing Person

3.	Under Annex E of the Form S-4, information has been disclosed that is responsive to this line item disclosure requirement. It appears, however, that with respect to Material

Messrs. Panos and Gharib

U.S. Securities and Exchange Commission

June 9, 2015

Occupations: disclose not only the name and starting and ending dates, but also the principal business. Please revise or advise. Refer to Item M-A 1003(c)(2) of Regulation M-A.

Response: The disclosure in Annex E of the Registration Statement has been revised in response to the Staff’s comment.

Item 4. Terms of the Transaction

4.	We noticed that the description of the filing fee calculation estimated that 41,673,346 Synageva shares would be tendered in the exchange offer. Notwithstanding this disclosure, the bidders are required to state with specificity the amount of securities sought in the transaction. The information incorporated by reference from the Form S-4 to satisfy this disclosure requirement does not appear to have included this information. Please revise or advise. Refer to Item 1004(a)(1)(i) of Regulation M-A.

Response: The disclosure on page 75 of the Registration Statement, which is included in the section entitled “The Transactions” that is incorporated by reference into Item 4 of the Schedule TO, has been revised in response to the Staff’s comment to make more clear that the Offeror is seeking all of the outstanding shares of Synageva’s common stock.

5.	We did not locate disclosure in the Form S-4 regarding the proration of tendered securities. Please confirm for us that no disclosure is required by Rule 14d-8 of Regulation 14D. To the extent that less than all of the securities tendered could be accepted, please advise us, with a view toward revised disclosure, how the bidders complied with Item 1004(a)(1)(i) of Regulation M-A.

Response: Alexion advises the Staff that, as is stated in the Registration Statement and the Schedule TO, the offer is for all of the outstanding shares of Synageva’s common stock and that there are no circumstances in which less than all of the securities tendered could be accepted. Accordingly there are no proration mechanisms and no disclosure required by Rule 14d-8 of Regulation 14D.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

6.	Advise us, with a view toward revised disclosure, how the bidders have complied with Item 1005(a)(1) and (2) to Regulation M-A. The information incorporated by reference from the section titled in part “Interests of Certain Persons in the Transaction” was unresponsive to this requirement.

Response: In response to the Staff’s comment, the cross reference to the section entitled “Interests of Certain Persons in the Transactions” has been deleted under Item 5 of the Schedule TO and disclosure on page 107 of the Registration Statement has been added to make clear that there are no arrangements that are responsive to the disclosure requirements of Item 1005(a)(1) and (2) to Regulation M-A.

Messrs. Panos and Gharib

U.S. Securities and Exchange Commission

June 9, 2015

Item 7. Source and Amount of Funds or Other Consideration

7.	We have reviewed the disclosure provided in response to this line item requirement that was incorporated by reference from page 106 of the Form S-4. This disclosure did not expressly state the amount of funds required to purchase the maximum amount of securities sought in the offer. Please revise or advise. Refer to Item 1007(a) of Regulation M-A.

Response: The existing disclosure on pages 12 and 107 of the Registration Statement has been clarified in response to the Staff’s comment.

Item 8. Interest in Securities of the Subject Company

8.	Advise us how the bidders complied with Item 1008(b) of Regulation M-A. Refer to Instruction 2. to Item 1008(b) of Regulation M-A and General Instruction E to Schedule TO.

Response: Item 8 of the Schedule TO has been revised to state “[n]one” in response to the Staff’s comment to clarify that there are no securities transactions responsive to the disclosure requirements of Item 1008(b) of Regulation M-A.

Item 10. Financial Statements

9.	In response to Item 10 of Schedule TO, financial information has been incorporated by reference. Instruction 6 to Item 10 requires that the issuer comply with corresponding Item 1010(c) of Regulation M-A in its entirety. Please revise to provide all of the information required by Item 1010(c)(1) and (5) for all of the periods specified in Item 1010(a) of Regulation M-A, or advise. Please refer to our publicly-available Telephone Interpretation Manual Supplement dated July 2001, Section I.H.7, for further guidance.

Response: Item 10 of the Schedule TO and pages 15 through 18 of the Registration Statement have been revised in response to the Staff’s comment.

10.	Instruction 3 to Item 10 of Schedule TO permits incorporation by reference so long as the information incorporated by reference “is clearly identified by page, paragraph, caption, or otherwise.” Given the inclusion of the prospectus filed under cover of Form S-4 as Exhibit (a)(4) to the Schedule TO in apparent observance of General Instruction F, and the absence of a Form 10-K as an exhibit, the bidders appear to have sought to incorporate by reference exclusively from the Form S-4 in order to satisfy their disclosure obligation under Item 1010(a) of Regulation M-A. Please provide us with a brief legal analysis explaining the bidders’ apparent conclusion that incorporation by reference of the required financial information under Item 1010(a) from a document that in turn incorporates by reference from Alexion’s Form 10-K is not inconsistent with Instruction 3 to Item 10 of Schedule TO. In addition, please advise us of the basis upon which the bidders apparently concluded that the information so incorporated by reference was “contained in” Exhibit (a)(4) as required by General Instruction F to Schedule TO.

Response: Upon further review of Instruction 3 to Item 10 and General Instruction F to Schedule TO, we determined to revise Item 10 of the Schedule TO in response to the Staff’s comment.

Messrs. Panos and Gharib

U.S. Securities and Exchange Commission

June 9, 2015

* * * * *

Alexion acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Alexion from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	Alexion may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact Dan Neff (212-403-1218 or daneff@wlrk.com) or Mark Gordon (212-403-1343 or mgordon@wlrk.com) with any further comments or questions relating to the foregoing.

Sincerely,

/s/ Mark Gordon
Mark Gordon Wachtell, Lipton, Rosen & Katz

Enclosure

cc:	David Hallal, Chief Executive Officer, Alexion Pharmaceuticals, Inc. John B. Moriarty, Jr., Executive Vice President, General Counsel, Alexion Pharmaceuticals, Inc.